ธนาคารกรุงเทพ

April 19, 2007

Securities and Exchange[redacted]
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023212

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 1st quarter 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

**ธนาคารกรุงเทพ**
**Bangkok Bank**

Ref: AFD.FA.FS 44/2550
20 April, 2007

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the quarter ended March 31,2007

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the quarter ended March 31,2007, one copy each in Thai and in English as follows:

| | |
|---|---|
| Document No. 1 | Summary Statement of Assets and Liabilities as at March 31, 2007 |
| Document No. 2 | Balance Sheet as at March 31,2007 compared with Balance Sheet as at December 31, 2006 |
| Document No. 3 | Statement of Income for the quarters ended March 31,2007, December 31, 2006 and March 31, 2006 |
| Document No. 4 | Summary of Financial Results for the quarter ended March 31, 2007 |

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

**ธนาคารกรุงเทพ จำกัด (มหาชน) ทะเบียนเลขที่ 0107536000374**
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 685-7875 โทรสาร (662) 685-7859 www.bbl.co.th
Bangkok Bank Public Company Limited Registration No.0107536000374
333 Silom Road Bangkok10500 Thailand Tel.(662) 685-7875 Fax.(662) 685-7859 www.bbl.co.th

# Summary Statement of Assets and Liabilities *

C.B. 1.1

**As of 31 March, 2007**

| ASSETS | Baht |
|---|---|
| Cash | 28,565,607,184.57 |
| Interbank and money market items | 173,334,325,930.27 |
| Securities purchased under resale agreements | 12,000,000,000.00 |
| Investment in securities, net (with obligations Baht 81,478,232,108.99) | 308,548,407,737.36 |
| Credit advances (net of allowance for doubtful accounts) | 888,463,076,642.92 |
| Accrued interest receivables | 2,930,955,652.81 |
| Properties foreclosed, net | 35,707,567,129.57 |
| Customers' liabilities under acceptances | 535,646,955.89 |
| Premises and equipment, net | 30,766,241,365.07 |
| Other assets | 13,411,043,017.79 |
| Total Assets | 1,494,262,871,616.25 |
| Customers' liabilities under unmatured bills | 11,140,798,817.58 |
| Total | 1,505,403,670,433.83 |
| **LIABILITIES** | |
| Deposits | 1,236,932,123,991.18 |
| Interbank and money market items | 47,968,926,077.58 |
| Liabilities payable on demand | 6,086,611,011.41 |
| Securities sold under repurchase agreements | 3,000,000,000.00 |
| Borrowings | 17,027,680,187.52 |
| Bank's liabilities under acceptance | 535,646,955.89 |
| Other liabilities | 29,132,836,104.58 |
| Total Liabilities | 1,340,683,824,328.16 |
| **SHAREHOLDERS' EQUITY** | |
| Paid-up share capital | |
| (registered share capital Baht 40,000,000,000.00) | 19,088,428,940.00 |
| Reserves and net profit after appropriation | 94,932,086,668.14 |
| Other reserves and profit and loss account | 39,558,531,679.95 |
| Total Shareholders' Equity | 153,579,047,288.09 |
| Total Liabilities and Shareholders' Equity | 1,494,262,871,616.25 |
| Bank's liabilities under unmatured bills | 11,140,798,817.58 |
| Total | 1,505,403,670,433.83 |

| | |
|---|---|
| Non-Performing Loans ** (net) for the quarter ended March 31, 2007 | |
| (4.41% of total loans after allowance for doubtful accounts of Non-Performing Loans) | 40,488,829,788.59 |
| Required provisioning for loan loss for the quarter ended March 31, 2007 | 54,568,293,504.22 |
| Actual allowance for doubtful accounts | 70,809,232,372.35 |
| Loans to related parties | 25,381,462,584.44 |
| Loans to related asset management companies | 6,680,460,000.00 |
| Loans to related parties due to debt restructuring | 11,301,639,995.56 |
| Borrowings as part of subordinated debentures cum preferred shares to be | |
| included in the Tier 1 Capital , permitted by the Bank of Thailand | - |
| Legal capital fund | 141,631,569,712.80 |
| Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial | |
| Banking Act B.E.2505 and amended Act, Section | - |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 8,350,621,503.54 |
| Letters of credit | 30,151,689,856.28 |

* This Summary Statement has not been reviewed or audited by Certified Public Accountant

** Non-Performing Loans (gross) for the quarter ended March 31, 2007

(9.23% of total loans before allowance for doubtful accounts) 89,322,148,736.75

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | | THE BANK'S FINANCIAL STATEMENTS | | |
|---|---|---|---|---|---|---|
| | As at March 31, 2007 | As at December 31, 2006 | Increase (Decrease) % | As at March 31, 2007 | As at December 31, 2006 (Restated) | Increase (Decrease) % |
| **ASSETS** | | | | | | |
| CASH | 28,648,648 | 33,114,862 | (13.5) | 28,565,607 | 33,071,895 | (13.6) |
| INTERBANK AND MONEY MARKET ITEMS | | | | | | |
| Domestic items | | | | | | |
| Interest bearing | 9,022,149 | 6,588,873 | 36.9 | 8,333,976 | 5,800,631 | 43.7 |
| Non-interest bearing | 6,215,942 | 9,034,939 | (31.2) | 6,152,271 | 9,017,082 | (31.8) |
| Foreign items | | | | | | |
| Interest bearing | 155,355,840 | 134,559,899 | 15.5 | 153,813,930 | 133,463,139 | 15.2 |
| Non-interest bearing | 5,308,080 | 5,378,491 | (1.3) | 5,034,149 | 5,131,794 | (1.9) |
| Total interbank and money market items, net | 175,902,011 | 155,562,202 | 13.1 | 173,334,326 | 153,412,646 | 13.0 |
| SECURITIES PURCHASED UNDER RESALE AGREEMENTS | 12,000,000 | 32,000,000 | (62.5) | 12,000,000 | 32,000,000 | (62.5) |
| INVESTMENTS | | | | | | |
| Current investments, net | 123,773,551 | 117,691,284 | 5.2 | 122,325,561 | 116,108,296 | 5.4 |
| Long-term investments, net | 180,553,864 | 173,140,398 | 4.3 | 180,278,893 | 172,861,814 | 4.3 |
| Investments in subsidiaries and associated companies, net | 230,806 | 220,978 | 4.4 | 5,943,954 | 5,909,765 | 0.6 |
| Total investments, net | 304,558,221 | 291,052,660 | 4.6 | 308,548,408 | 294,879,875 | 4.6 |
| LOANS AND ACCRUED INTEREST RECEIVABLE | | | | | | |
| Loans | 962,933,173 | 962,070,341 | 0.1 | 959,249,101 | 958,386,141 | 0.1 |
| Accrued interest receivable | 2,920,791 | 3,240,467 | (9.9) | 2,930,956 | 3,246,006 | (9.7) |
| Total loans and accrued interest receivable | 965,853,964 | 965,310,808 | 0.1 | 962,180,057 | 961,632,147 | 0.1 |
| Less Allowance for doubtful accounts | (66,454,346) | (67,034,487) | (0.9) | (66,215,075) | (66,806,255) | (0.9) |
| Less Revaluation allowance for debt restructuring | (4,570,950) | (4,666,815) | (2.1) | (4,570,950) | (4,666,816) | (2.1) |
| Total loans and accrued interest receivable, net | 894,828,668 | 893,609,506 | 0.1 | 891,394,032 | 890,159,076 | 0.1 |
| PROPERTIES FORECLOSED, NET | 42,824,775 | 43,405,669 | (1.3) | 35,707,567 | 36,277,752 | (1.6) |
| CUSTOMERS' LIABILITIES UNDER ACCEPTANCES | 535,647 | 552,116 | (3.0) | 535,647 | 552,116 | (3.0) |
| PREMISES AND EQUIPMENT, NET | 30,937,075 | 31,293,256 | (1.1) | 30,766,242 | 31,120,745 | (1.1) |
| ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS | 2,739,294 | 2,167,338 | 26.4 | 2,717,767 | 2,145,054 | 26.7 |
| DERIVATIVE REVALUATION | 4,800,520 | 4,424,818 | 8.5 | 4,795,827 | 4,417,518 | 8.6 |
| OTHER ASSETS, NET | 6,057,083 | 6,416,097 | (5.6) | 5,897,449 | 6,314,371 | (6.6) |
| TOTAL ASSETS | 1,503,831,942 | 1,493,598,524 | 0.7 | 1,494,262,872 | 1,484,351,048 | 0.7 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | |
| DEPOSITS | | | | | | |
| Deposits in Baht | 1,139,415,050 | 1,124,782,312 | 1.3 | 1,139,826,720 | 1,125,264,922 | 1.3 |
| Deposits in foreign currencies | 104,947,603 | 103,669,107 | 1.2 | 97,105,404 | 96,468,048 | 0.7 |
| Total deposits | 1,244,362,653 | 1,228,451,419 | 1.3 | 1,236,932,124 | 1,221,732,970 | 1.2 |
| INTERBANK AND MONEY MARKET ITEMS | | | | | | |
| Domestic items | | | | | | |
| Interest bearing | 11,883,132 | 12,876,065 | (7.7) | 11,920,386 | 12,913,318 | (7.7) |
| Non-interest bearing | 2,313,836 | 3,260,504 | (29.0) | 2,338,399 | 2,913,711 | (19.7) |

| | | | | | | |
|---|---|---|---|---|---|---|
| Foreign items | | | | | | |
| Interest bearing | 30,339,681 | 30,890,079 | (1.8) | 30,469,692 | 30,716,650 | (0.8) |
| Non-interest bearing | 3,220,869 | 2,484,590 | 29.6 | 3,240,449 | 2,527,591 | 28.2 |
| Total interbank and money market items, net | 47,757,518 | 49,511,238 | (3.5) | 47,968,926 | 49,071,270 | (2.2) |
| LIABILITIES PAYABLE ON DEMAND | 6,117,014 | 6,208,990 | (1.5) | 6,086,611 | 6,179,984 | (1.5) |
| SECURITIES SOLD UNDER REPURCHASE AGREEMENTS | 3,000,000 | | 100.0 | 3,000,000 | - | 100.0 |
| BORROWINGS | | | | | | |
| Short-term borrowings | 7,946,265 | 17,359,029 | (54.2) | 7,864,098 | 17,359,029 | (54.7) |
| Long-term borrowings | 9,163,582 | 9,593,237 | (4.5) | 9,163,582 | 9,593,237 | (4.5) |
| Total borrowings | 17,109,847 | 26,952,266 | (36.5) | 17,027,680 | 26,952,266 | (36.8) |
| BANK'S LIABILITIES UNDER ACCEPTANCES | 535,647 | 552,116 | (3.0) | 535,647 | 552,116 | (3.0) |
| INTEREST PAYABLE | 6,569,091 | 12,382,768 | (46.9) | 6,513,179 | 12,333,868 | (47.2) |
| OTHER LIABILITIES | 22,654,450 | 20,624,951 | 9.8 | 22,619,658 | 20,792,885 | 8.8 |
| TOTAL LIABILITIES | 1,348,106,220 | 1,344,683,748 | 0.3 | 1,340,683,825 | 1,337,615,359 | 0.2 |
| SHAREHOLDERS' EQUITY | | | | | | |
| SHARE CAPITAL | | | | | | |
| Registered share capital | | | | | | |
| 3,998,345,000 ordinary shares of Baht 10 each | 39,983,450 | 39,983,450 | 0.0 | 39,983,450 | 39,983,450 | 0.0 |
| 1,655,000 preferred shares of Baht 10 each | 16,550 | 16,550 | 0.0 | 16,550 | 16,550 | 0.0 |
| Issued and paid-up share capital | | | | | | |
| 1,908,842,894 ordinary shares of Baht 10 each | 19,088,429 | 19,088,429 | 0.0 | 19,088,429 | 19,088,429 | 0.0 |
| PREMIUM ON ORDINARY SHARE CAPITAL | 56,346,232 | 56,346,232 | 0.0 | 56,346,232 | 56,346,232 | 0.0 |
| UNREALIZED INCREMENT PER LAND APPRAISAL | 10,192,264 | 10,192,264 | 0.0 | 10,192,264 | 10,192,264 | 0.0 |
| UNREALIZED INCREMENT PER PREMISES APPRAISAL | 7,078,372 | 7,300,915 | (3.0) | 7,078,372 | 7,300,915 | (3.0) |
| FOREIGN EXCHANGE ADJUSTMENT | (1,547,262) | (985,609) | 57.0 | (1,096,436) | (599,160) | 83.0 |
| UNREALIZED GAINS ON INVESTMENT | 11,612,425 | 8,897,588 | 30.5 | 11,610,598 | 8,896,238 | 30.5 |
| UNREALIZED LOSSES ON INVESTMENT | (1,846,406) | (1,811,094) | 1.9 | (1,846,070) | (1,810,526) | 2.0 |
| UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE | 45,400 | 45,400 | 0.0 | - | - | |
| RETAINED EARNINGS | | | | | | |
| Appropriated | | | | | | |
| Legal reserves | 11,000,000 | 11,000,000 | 0.0 | 11,000,000 | 11,000,000 | 0.0 |
| Other reserves | 26,500,000 | 26,500,000 | 0.0 | 26,500,000 | 26,500,000 | 0.0 |
| Unappropriated | 16,629,543 | 11,693,727 | 42.2 | 14,705,658 | 9,821,297 | 49.7 |
| TOTAL | 155,098,997 | 148,267,852 | 4.6 | 153,579,047 | 146,735,689 | 4.7 |
| MINORITY INTEREST | 626,725 | 646,924 | (3.1) | - | - | |
| TOTAL SHAREHOLDERS' EQUITY, NET | 155,725,722 | 148,914,776 | 4.6 | 153,579,047 | 146,735,689 | 4.7 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 1,503,831,942 | 1,493,598,524 | 0.7 | 1,494,262,872 | 1,484,351,048 | 0.7 |
| **OFF-BALANCE SHEET ITEMS CONTINGENCIES** | | | | | | |
| AVALS TO BILLS AND GUARANTEES OF LOANS | 8,567,773 | 9,107,913 | (5.9) | 8,350,622 | 9,069,187 | (7.9) |
| LIABILITY UNDER UNMATURED IMPORT BILLS | 11,296,907 | 10,125,031 | 11.6 | 11,140,799 | 10,011,405 | 11.3 |
| LETTERS OF CREDIT | 30,405,190 | 30,533,829 | (0.4) | 30,151,690 | 30,172,896 | (0.1) |
| OTHER CONTINGENCIES | 766,641,362 | 737,937,229 | 3.9 | 763,770,241 | 735,493,250 | 3.8 |

**BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES**

**STATEMENTS OF INCOME**

**FOR THE QUARTERS ENDED**

**(UNAUDITED)**

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | | | THE BANK'S FINANCIAL STATEMENTS | | | |
|---|---|---|---|---|---|---|---|---|
| | March 31, 2007 | December 31, 2006 | Increase (Decrease) % | March 31, 2006 | March 31, 2007 | December 31, 2006 (Restated) | Increase (Decrease) % | March 31, 2006 (Restated) |
| Interest and dividend income | | | | | | | | |
| Interest on loans | 14,605,198 | 14,904,892 | (2.0) | 12,400,522 | 14,551,909 | 14,871,760 | (2.2) | 12,392,221 |
| Interest on interbank and money market items | 2,405,109 | 2,320,687 | 3.6 | 1,248,746 | 2,388,642 | 2,307,205 | 3.5 | 1,225,379 |
| Investments | 3,372,368 | 3,975,314 | (15.2) | 3,080,186 | 3,404,152 | 3,952,833 | (13.9) | 3,061,249 |
| Total interest and dividend income | 20,382,675 | 21,200,893 | (3.9) | 16,729,454 | 20,344,703 | 21,131,798 | (3.7) | 16,678,849 |
| Interest expenses | | | | | | | | |
| Interest on deposits | 8,033,271 | 8,289,815 | (3.1) | 4,320,242 | 7,973,930 | 8,247,194 | (3.3) | 4,279,066 |
| Interest on interbank and money market items | 354,521 | 363,974 | (2.6) | 416,931 | 360,558 | 356,971 | 1.0 | 409,339 |
| Interest on short-term borrowings | 404,736 | 402,825 | 0.5 | 32,860 | 408,482 | 408,002 | 0.1 | 37,800 |
| Interest on long-term borrowings | 368,980 | 377,940 | (2.4) | 744,050 | 368,980 | 377,940 | (2.4) | 744,050 |
| Total interest expenses | 9,161,508 | 9,434,554 | (2.9) | 5,514,083 | 9,111,950 | 9,390,107 | (3.0) | 5,470,255 |
| Net interest and dividend income | 11,221,167 | 11,766,339 | (4.6) | 11,215,371 | 11,232,753 | 11,741,691 | (4.3) | 11,208,594 |
| Bad debt and doubtful accounts | 1,409,390 | 8,507,492 | (83.4) | 849,809 | 1,395,546 | 8,478,764 | (83.5) | 840,333 |
| Loss on debt restructuring | (80,891) | (2,574,758) | 96.9 | 504,843 | (80,891) | (2,574,758) | 96.9 | 504,843 |
| Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring | 9,892,668 | 5,833,605 | 69.6 | 9,860,719 | 9,918,098 | 5,837,685 | 69.9 | 9,863,418 |
| Non-interest income | | | | | | | | |
| Gain (loss) on investments, net | (10,005) | 2,394,654 | (100.4) | 1,767,550 | (21,801) | 1,875,673 | (101.2) | 933,238 |
| Equity in undistributed net income of subsidiaries and associated companies | 14,927 | 8,917 | 67.4 | 12,344 | - | - | - | - |
| Fees and service income | | | | | | | | |
| Acceptances, aval and guarantees | 22,485 | 36,888 | (39.0) | 40,913 | 22,485 | 36,888 | (39.0) | 40,913 |
| Others | 3,895,857 | 4,023,345 | (3.2) | 3,857,426 | 3,699,007 | 3,691,795 | 0.2 | 3,598,000 |
| Gain on exchange, net | 1,118,186 | 925,561 | 20.8 | 773,603 | 1,106,982 | 915,446 | 20.9 | 762,777 |
| Gain on disposal of assets | 202,750 | 468,332 | (56.7) | 388,073 | 199,211 | 469,312 | (57.6) | 392,516 |
| Other income | 99,529 | 121,608 | (18.2) | 154,961 | 92,217 | 120,413 | (23.4) | 152,771 |
| Total non-interest income | 5,343,729 | 7,979,305 | (33.0) | 6,994,870 | 5,098,101 | 7,109,527 | (28.3) | 5,880,215 |
| Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income | 15,236,397 | 13,812,910 | 10.3 | 16,855,589 | 15,016,199 | 12,947,212 | 16.0 | 15,743,633 |
| Non-interest expenses | | | | | | | | |
| Personnel expenses | 2,857,355 | 3,204,798 | (10.8) | 2,635,208 | 2,746,526 | 3,072,492 | (10.6) | 2,491,328 |
| Premises and equipment expenses | 1,430,037 | 1,606,056 | (11.0) | 1,437,258 | 1,394,701 | 1,568,943 | (11.1) | 1,399,791 |
| Taxes and duties | 843,382 | 760,717 | 10.9 | 782,126 | 815,655 | 737,432 | 10.6 | 760,901 |
| Fees and service expenses | 927,891 | 1,022,424 | (9.2) | 783,924 | 916,025 | 1,012,249 | (9.5) | 773,006 |
| Directors' remuneration | 12,156 | 22,848 | (46.8) | 11,905 | 10,950 | 18,417 | (40.5) | 10,950 |
| Contributions to the Financial Institutions Development Fund | 1,154,566 | 1,161,229 | (0.6) | 1,088,332 | 1,154,566 | 1,161,229 | (0.6) | 1,088,332 |
| Loss on impairment of properties foreclosed | 198,708 | 132,771 | 49.7 | 1,154,685 | 198,708 | 115,437 | 72.1 | 1,016,303 |
| Other expenses | 952,466 | 1,285,073 | (25.9) | 815,371 | 923,452 | 1,256,459 | (26.5) | 782,792 |
| Total non-interest expenses | 8,376,561 | 9,195,916 | (8.9) | 8,708,809 | 8,160,583 | 8,942,658 | (8.7) | 8,323,403 |
| Income before income tax | 6,859,836 | 4,616,994 | 48.6 | 8,146,780 | 6,855,616 | 4,004,554 | 71.2 | 7,420,230 |
| Income tax expenses | 2,207,201 | 515,502 | 328.2 | 2,930,020 | 2,193,797 | 348,679 | 529.2 | 2,780,319 |
| Income before minority interest in subsidiaries | 4,652,635 | 4,101,492 | 13.4 | 5,216,760 | 4,661,819 | 3,655,875 | 27.5 | 4,639,911 |
| Minority interest in net income of subsidiaries | 20,489 | 53,687 | (61.8) | 33,114 | - | - | - | - |
| **Net income** | 4,632,146 | 4,047,805 | 14.4 | 5,183,646 | 4,661,819 | 3,655,875 | 27.5 | 4,639,911 |
| **Basic earnings per share** Baht | 2.43 | 2.12 | 14.6 | 2.72 | 2.44 | 1.92 | 27.1 | 2.43 |
| **Weighted average number of ordinary shares** Thousand shares | 1,908,843 | 1,908,843 | - | 1,908,843 | 1,908,843 | 1,908,843 | - | 1,908,843 |

Document No. 4

## Summary of financial results
## For the period ended March 31, 2006

**Summary of significant items in the first quarter of 2007**

in Million Baht

| Item | Q1, 2007 | Q4, 2006 | Q1, 2006 | Q1, 2007 compared with | |
|---|---|---|---|---|---|
| | | | | Q4, 2006 | Q1, 2006 |
| Profit before provisioning and tax | 8,170 | 9,908 | 8,765 | (1,738) | (595) |
| Profit before tax | 6,856 | 4,004 | 7,420 | 2,852 | (564) |
| Corporate income tax | 2,194 | 349 | 2,780 | 1,845 | (586) |
| Net profit | 4,662 | 3,656 | 4,640 | 1,006 | 22 |
| Earnings per share | 2.44 | 1.92 | 2.43 | 0.52 | 0.01 |
| NII | 11,233 | 11,742 | 11,209 | (509) | 24 |
| NIM | 3.15 | 3.25 | 3.35 | (0.10) | (0.20) |
| ROA | 1.27 | 0.98 | 1.35 | 0.29 | (0.08) |
| ROE | 12.61 | 9.80 | 13.42 | 2.81 | (0.81) |

| Item | March 2007 | December 2006 | March 2006 | March 07 compared with | |
|---|---|---|---|---|---|
| | | | | December 2006 | March 2006 |
| Loans | 959,249 | 958,386 | 932,678 | 863 | 26,571 |
| Deposits | 1,236,932 | 1,221,733 | 1,153,134 | 15,199 | 83,798 |
| NPL | 89,322 | 89,120 | 102,493 | 202 | (13,171) |

Bangkok Bank has reported preliminary results for the first quarter of 2007, with net profits of Baht 4,662 million, up by Baht 1,006 million or 27.5 percent, compared with the previous quarter.

Total loans at the end of March 2007, increased slightly to Baht 959,249 million, while non-performing loans amounted to Baht 89,322 million, equivalent to 9.2 percent of total loans. Total deposits continued to increase, rising by 1.2 percent from the year-end to Baht 1,236,932 million at the end of March.

Net interest margins in the first quarter were 3.15 percent, in line with margins in 2006. Fees and service income increased from the same period last year to Baht 3,722 million, while gain on investments showed a net loss of Baht 22 million. However, gain on foreign exchange increased by 21.0 percent to Baht 1,107 million.

Non interest expenses decreased significantly by Baht 782 million, or 8.7 percent, to Baht 8,161 million from the previous quarter.

After the one-time adjustment in provisioning expenses in the fourth quarter of 2006 to Baht 5,904 million, provisioning expenses this quarter reverted to a normal level of Baht 1,315 million, approximately the same level as in the first quarter of 2006. Without special tax-deductible expenses this quarter, corporate income tax expenses increased from Baht 349 million in the previous quarter to Baht 2,194 million, closer to the normal tax rate.

Including the net profits for the quarter less the dividend payment to be made in May 2007, the total capital adequacy ratio and the Tier 1 capital ratio for the Bank would be approximately 15.2 percent and 12.5 percent respectively at the end of March, 2007.

Shareholders' equity rose from Baht 146,736 million at the end of 2006 to Baht 153,579 million as at March 31, 2007. Earnings per share increased from Baht 1.92 per share to Baht 2.44 per share.

## Important items on the balance sheet

### Total assets

in Million Baht

| Item | March 2007 | December 2006 | March 2006 | March 07 compared with | |
|---|---|---|---|---|---|
| | | | | December 2006 | March 2006 |
| **Total assets** | **1,494,263** | **1,484,351** | **1,428,861** | **9,912** | **65,402** |
| Interbank and money market items | 173,334 | 153,413 | 146,961 | 19,921 | 26,373 |
| Securities purchased under resale agreements | 12,000 | 32,000 | 11,500 | (20,000) | 500 |
| Net investments in securities | 308,548 | 294,880 | 299,568 | 13,668 | 8,980 |
| Loans | 959,249 | 958,386 | 932,678 | 863 | 26,571 |
| Net foreclosed properties | 35,708 | 36,278 | 38,351 | (570) | (2,643) |

Total assets, as of March 31, 2007, amounted to Baht 1,494,263 million, an increase of Baht 9,912 million compared with the end of December 2006. Interbank and money market items rose by Baht 19,921 million, or 13.0 percent, to Baht 173,334 million. Net investments in securities rose by Baht 13,668 million, or 4.6 percent, to Baht 308,548 million. Loans rose slightly by Baht 863 million to Baht 959,249 million, while securities bought under resale agreements declined by Baht 20,000 million.

When compared to the end of March 2006, total assets rose by Baht 65,402 million due to an increase of Baht 26,571 million in loans, an increase of Baht 26,373 million in Interbank and money market items, and an increase of Baht 8,980 million in net investments. Meanwhile, net foreclosed assets decreased by Baht 2,643 million due to sales of some assets.

### Total liabilities

in Million Baht

| Item | March 2007 | December 2006 | March 2006 | March 07 compared with | |
|---|---|---|---|---|---|
| | | | | December 2006 | March 2006 |
| **Total liabilities** | **1,340,684** | **1,337,615** | **1,288,383** | **3,069** | **52,301** |
| Deposits | 1,236,932 | 1,221,733 | 1,153,134 | 15,199 | 83,798 |
| Interbank and money market items | 47,969 | 49,071 | 45,826 | (1,102) | 2,143 |

| Item | March 2007 | December 2006 | March 2006 | March 07 compared with December 2006 | March 07 compared with March 2006 |
|---|---|---|---|---|---|
| Borrowing | 17,028 | 26,952 | 20,722 | (9,924) | (3,694) |
| Other liabilities | 22,620 | 20,793 | 26,438 | 1,827 | (3,818) |
| **Shareholders' equity** | **153,579** | **146,736** | **140,478** | **6,843** | **13,101** |

Total liabilities, as of March 31, 2007, amounted to Baht 1,340,684 million, an increase of Baht 3,069 million compared with the end of 2006. Deposits rose by Baht 15,199 million, or 1.2 percent to Baht 1,236,932 million. The loan-to-deposit ratio fell to 77.6 percent from 78.4 percent at the end of December 2006. Borrowing fell by Baht 9,924 million to Baht 17,028 million because certain debentures matured in March 2007.

In comparison to March 2006, total liabilities rose by Baht 52,301 million, largely due to an increase of Baht 83,798 million in deposits, most of which were domestic deposits.

Shareholders' equity, as of March 31, 2007, amounted to Baht 153,579 million, an increase of Baht 6,843 million, or 4.7 percent quarter-on-quarter; and an increase of Baht 13,101 million, or 9.3 percent year-on-year.

## Classified loans and allowance for doubtful accounts

### Classified loans and allowance for doubtful accounts from classified loans

in Million Baht

| | Loans and accrued interest receivable* | | | Allowance for doubtful accounts according to Bank of Thailand's guidelines** | | |
|---|---|---|---|---|---|---|
| | March 2007 | December 2006 | March 2006 | March 2007 | December 2006 | March 2006 |
| Normal | 853,934 | 860,294 | 795,468 | 4,532 | 4,579 | 3,524 |
| Special Mentioned | 18,905 | 12,193 | 36,897 | 161 | 104 | 289 |
| Substandard | 10,775 | 11,185 | 19,129 | 3,411 | 5,040 | 1,830 |
| Doubtful | 15,449 | 18,771 | 22,594 | 4,846 | 8,621 | 4,339 |
| Doubtful of Loss | 63,117 | 59,190 | 60,795 | 37,024 | 33,713 | 29,212 |
| **Total** | **962,180** | **961,633** | **934,883** | **49,974** | **52,057** | **39,194** |
| Plus allowance for doubtful accounts in excess of required level | | | | 16,240 | 14,749 | 30,895 |
| **Total allowance for doubtful accounts from loan classification** | | | | **66,214** | **66,806** | **70,089** |
| Plus revaluation allowance for debt restructuring | | | | 4,571 | 4,667 | 8,766 |
| **Total allowance for doubtful accounts** | | | | **70,785** | **71,473** | **78,855** |

* Excluding interbank and money market items amounting to Baht 8,715 million

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 23 million.

in Million Baht

| Item | March 2007 | December 2006 | March 2006 | March 07 compared with December 2006 | March 07 compared with March 2006 |
|---|---|---|---|---|---|
| Non- performing loans (NPL)* | 89,322 | 89,120 | 102,493 | 202 | (13,171) |
| Total loans used for NPL ratio calculation* | 967,964 | 964,543 | 938,176 | 3,421 | 29,788 |
| NPL as a percentage to total loans | 9.2 | 9.2 | 10.9 | 0 | (1.7) |

* Excluding interest receivable but including interbank and money market items

As at March 31, 2007, the ratio of non-performing loans to total loans remained unchanged at 9.2 percent with non-performing loans totaling Baht 89,322 million, compared with Baht 89,120 million at the end of December 2006. Loans classified from substandard to doubtful-of-loss amounted to Baht 89,341 million, compared with Baht 89,146 million on December 31, 2006.

When compared to March 31, 2006, non-performing loans, and loans classified from substandard to doubtful-of-loss declined by Baht 13,171 million and Baht 13,177 million, respectively.

Based on the revised Bank of Thailand regulations under the accelerated schedule, the bank had estimated the allowance for doubtful accounts at the end of March 2007 at Baht 54,545 million, down from Baht 56,724 million at the end of December 2006. The total allowance for doubtful accounts at the end of March 2007 amounted to Baht 70,785 million, and the coverage ratio was 79.2 percent of total non-performing loans, compared to 80.2 percent at the end of 2006.

When compared to March 2006, the allowance for doubtful accounts declined by Baht 8,070 million, and the coverage ratio improved from 76.9 percent to 79.2 percent of non-performing loans.

**Capital funds and capital adequacy ratio**

in Million Baht

| Item | March 2007 | December 2006 | March 2006 | March 07 compared with December 2006 | March 07 compared with March 2006 |
|---|---|---|---|---|---|
| Tier 1 capital | 114,723 | 114,552 | 99,530 | 171 | 15,193 |
| Tier 2 capital | 26,909 | 27,586 | 31,702 | (677) | (4,793) |
| **Total capital** | **141,632** | **142,138** | **131,232** | **(506)** | **10,400** |

As at March 31, 2007, the bank had legal capital funds of Baht 141,632 million, and Tier 1 capital of Baht 114,723 million. The bank's capital adequacy ratio, as defined by the Bank of Thailand, stood at approximately 14.4 percent, and the Tier 1 capital ratio was approximately 11.7 percent. With the inclusion of the unappropriated profits less the dividend payment to be made in May 2007, the capital adequacy and Tier 1 capital ratios would be approximately 15.2 percent and 12.5 percent, respectively.

## Significant items in the statement of income for the first quarter of 2007

### Net profits

Profits before provisioning and tax in the first quarter of 2007 declined by Baht 1,738 million from the previous quarter with declines in both net interest income and non-interest income. However, after the one-time adjustment in provisioning expenses in the fourth quarter of 2006 to Baht 8,170 million, provisioning expenses this quarter reverted to a normal level of Baht 1,315 million, approximately the same level as in the first quarter of 2006. Profit before tax therefore rose to Baht

6,856 million, and after deducting corporate income tax expenses of Baht 2,194 million, the bank's net profit in the first quarter of 2007 amounted to Baht 4,662 million, an increase of Baht 1,006 million, or 27.5 percent, compared with the fourth quarter of 2006.

When compared with the first quarter of 2006, the bank's net profit for the first quarter of 2007 increased slightly by Baht 22 million, or 0.5 percent, while profit before tax decreased by Baht 564 million, and the profit before provisioning and tax decreased by Baht 595 million.

**Net interest and dividend income**

in Million Baht

| Item | Q1, 2007 | Q4, 2006 | Q1, 2006 | Q1, 2007 compared with | |
|---|---|---|---|---|---|
| | | | | Q4, 2006 | Q1, 2006 |
| Interest and dividend income | 20,345 | 21,132 | 16,679 | (787) | 3,666 |
| ▫ Loans | 14,552 | 14,872 | 12,392 | (320) | 2,160 |
| ▫ Interbank and money market items | 2,389 | 2,307 | 1,226 | 82 | 1,163 |
| ▫ Investments | 3,404 | 3,953 | 3,061 | (549) | 343 |
| Interest expenses | 9,112 | 9,390 | 5,470 | (278) | 3,642 |
| **Net interest and dividend income** | **11,233** | **11,742** | **11,209** | **(509)** | **24** |
| **Net interest margins** | **3.15** | **3.25** | **3.35** | **(0.10)** | **(0.20)** |

Interest and dividend income for the first quarter of 2007 decreased by Baht 787 million from the fourth quarter of 2006 to Baht 20,345 million. Significant items included a decrease of Baht 320 million in interest income from loans, and a decrease of Baht 549 million in income from investments. When compared to the first quarter of 2006, interest and dividend income in the first quarter of 2007 rose by Baht 3,666 million, or 22.0 percent. Significant items included an increase of Baht 2,160 million in interest income from loans, an increase of Baht 1,163 million from money market and interbank items, and an increase of Baht 343 million from income from investments.

Interest expenses in the first quarter of 2007 declined by Baht 278 million from the previous quarter to Baht 9,112 million. However, this was an increase of Baht 3,642 million from the first quarter of 2006.

As a result, net interest income amounted to Baht 11,233 million, a decrease of Baht 509 million from the fourth quarter of 2006, while net interest margins fell from 3.25 percent to 3.15 percent. When compared with the first quarter of 2006, the bank's net interest income for the first quarter of 2007 rose slightly by Baht 24 million, while the net interest margin fell from 3.35 percent to 3.15 percent.

**Non-interest income**

in Million Baht

| Item | Q1, 2007 | Q4, 2006 | Q1, 2006 | Q1, 2007 compared with | |
|---|---|---|---|---|---|
| | | | | Q4, 2006 | Q1, 2006 |
| Fees and service income | 3,722 | 3,729 | 3,639 | (7) | 83 |
| Net gain on investments | (22) | 1,876 | 933 | (1,898) | (955) |
| Net gain on exchange | 1,107 | 915 | 763 | 192 | 344 |
| Gain on disposal of assets | 199 | 469 | 392 | (270) | (193) |
| Other income | 92 | 121 | 153 | (29) | (61) |
| **Total non-interest income** | **5,098** | **7,110** | **5,880** | **(2,012)** | **(782)** |

Non-interest income in the first quarter of 2007 totaled Baht 5,098 million, a decrease of Baht 2,012 million from the fourth quarter of 2006, with significant items as follows:

Fees and service income for the first quarter of 2007 amounted to Baht 3,722 million, while gain on exchange increased by Baht 192 million from the previous quarter to Baht 1,107 million.

Loss on investments this quarter amounted to Baht 22 million, a decrease of Baht 1,898 million from the fourth quarter of 2006 when the bank made some significant gain on the sale of equities. Gain on the disposal of assets fell by Baht 270 million to Baht 199 million, while other income totaled Baht 92 million, a decrease of Baht 29 million.

When compared with the first quarter of 2006, the bank's non-interest income in the first quarter of 2007 fell by Baht 782 million. Important items included a Baht 955 million decrease in net gain on investments, and a Baht 193 million decrease in gain on disposal of assets. However, gain on exchange, and fees and service income increased by Baht 344 million and Baht 83 million, respectively.

**Non-interest expenses**

in Million Baht

| Item | Q1, 2007 | Q4, 2006 | Q1, 2006 | Q1, 2007 in comparison to | |
|---|---|---|---|---|---|
| | | | | Q4, 2006 | Q1, 2006 |
| Personnel expenses | 2,747 | 3,073 | 2,491 | (326) | 256 |
| Premises and equipment expenses | 1,395 | 1,569 | 1,400 | (174) | (5) |
| Taxes and duties | 816 | 738 | 761 | 78 | 55 |
| Fee and service expenses | 916 | 1,012 | 773 | (96) | 143 |
| Remuneration to directors | 11 | 18 | 11 | (7) | - |
| Contribution to the Financial Institutions Development Fund | 1,155 | 1,161 | 1,088 | (6) | 67 |
| Loss from impairment in value of foreclosed assets | 199 | 115 | 1,016 | 84 | (817) |
| Other expenses | 923 | 1,257 | 783 | (334) | 140 |
| **Total non-interest expenses** | **8,161** | **8,943** | **8,323** | **(782)** | **(162)** |

The Bank's non-interest expenses in the first quarter of 2007 totaled Baht 8,161 million, a decrease of Baht 782 million, or 8.7 percent, compared with the fourth quarter of 2006. Important items were as follows:

Personnel expenses decreased by Baht 326 million to Baht 2,747 million compared with the previous quarter. Fees and service expenses decreased by Baht 96 million to Baht 916 million. Premise and equipment expenses fell by Baht 174 million to Baht 1,395 million, and other expenses fell by Baht 334 million to Baht 923 million.

When compared to the first quarter of 2006, non-interest expenses in the first quarter of 2007 fell by baht 162 million, or 1.9 percent. The decrease was largely due to a reduction of Baht 817 million in the impairment expenses for foreclosed assets. Personnel expenses rose by Baht 256 million, fees and service expenses rose by Baht 143 million, and other expenses rose by Baht 140 million.

**Expenses from loan loss and doubtful accounts**

After the one-time adjustment in provisioning expenses in the fourth quarter of 2006 to Baht 5,904 million, pursuant to the revised Bank of Thailand guidelines on provisions, provisioning expenses this quarter declined by Baht 4,589 million and reverted to a normal level of Baht 1,315 million, approximately the same level as in the first quarter of 2006.

**Corporate income tax**

In the first quarter of 2007, corporate income tax expenses increased from Baht 1,845 million in the previous quarter to Baht 2,194 million which is closer to the normal tax rate, as there were

no special tax-deductible expenses this quarter. When compared to the first quarter of 2006, corporate income tax expenses decreased by Baht 586 million.

**Change to accounting method for investments in subsidiaries and affiliates**

From January 1, 2007, the bank changed its policy in accounting for investments in subsidiaries and affiliates in the bank-only financial statements from the equity method to the cost method. This is in accordance with the new guidelines under notification no. 26/2006 issued by the Federation of Accounting Professions on October 30, 2006, regarding Thai Accounting Standard No. 44 on Consolidated Financial Statements and Accounting for Investments in Subsidiary Companies. The bank has adjusted the financial statements for the previous periods as if the investments in subsidiaries and affiliates had always been recorded using cost method. Therefore, the interim financial statements for the quarters ending March 31, 2006 and December 31, 2006, and the balance sheets as of December 31, 2006 which are used for comparison, have been prepared in conformance with the new accounting policy. The effect of the change in the accounting policy resulted in the net profit reported in bank-only financial statements for the quarter ending March 31, 2006 being lower than the previously reported numbers by Baht 543.7 million (earnings per share declining by Baht 0.29); and for the quarter ending December 31, 2006, lower by Baht 391 million (earnings per share lower by Baht 0.20). The cumulative impact of the change in the accounting policy up until the beginning of this year resulted in retained earnings brought forward as of January 1, 2007 being lower than the previously reported number by Baht 1,872.4 million, and total assets and shareholders' equities, as at December 31, 2006, both being lower by Baht 1,532.2 million.

As a result in the change to the accounting policy, the net profit reported in the bank-only financial statements is different from the net profit reported in the consolidated financial statements. In the first quarter of 2007, the net profit in the consolidated financial statements was Baht 4,632 million, while the net profit in the bank-only was Baht 4,662 million. However, the difference in the reported net profit figures merely reflects the above change in accounting for investments in the bank-only statement without a corresponding change in the consolidated financial statements. It is not a reflection of any fundamental change in the business of the bank.

in Million Baht

| Item | Q1/March 2007 | | Q4/December 2006 | |
|---|---|---|---|---|
| | Consolidated | Bank-only | Consolidated | Bank-only |
| Net profit | 4, 632 | 4,662 | 4,048 | 3,656 |
| Earnings per share (Baht) | 2.43 | 2.44 | 2.12 | 1.92 |
| Total assets | 1,503,832 | 1,494,263 | 1,493,599 | 1,484,351 |
| Total liabilities | 1,348,106 | 1,340,684 | 1,344,684 | 1,337,615 |
| Net shareholders' equity | 155,726 | 153,579 | 148,915 | 146,736 |

Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED
2007 MAY -3 A 11:17

April 17, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the notification to the Stock Exchange of Thailand regarding the resolutions of the 14th Ordinary Meeting of Shareholders of Bangkok Bank Public Company Limited, which was convened on April 12, 2007. The major resolutions of the meeting are as follows;

(1) Approved the appropriation of profit and approved the payment of dividend for the year 2006 at the rate of Baht 2.75 per ordinary share, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share

(2) Approved the re-election of the directors retiring by rotation

(3) Approved the election of 2 new directors namely Mr. Phornthep Phornprapha and Mrs Gasinee Witoonchart

(4) Approved the issuance and offer for sale of bonds in the amount not exceeding Baht 150,000 million or its equivalent

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

**Bangkok Bank**

Ref: SSD/REG. 727/2007 April 12, 2007

Re: Resolutions of the Annual Ordinary Meeting of Shareholders

To: President
The Stock Exchange of Thailand

The following resolutions were passed by the 14th Annual Ordinary Meeting of Shareholders of Bangkok Bank Public Company Limited (the "Bank") which was convened on April 12, 2007 between 15.25 hrs. and 17.45 hrs. at the Bank's auditorium on the 30th floor of the Head Office, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, Thailand:

(1) Approved the minutes of the 13th Annual Ordinary Meeting of Shareholders held on April 12, 2006 with the following votes:

| | | | |
|---|---|---|---|
| - Approve | 919,826,941 | votes or | 100.00 % |
| - Disapprove | 0 | votes or | 0.00 % |
| - Abstain | 30,400 | votes | |
| - Invalid ballots | 0 | votes | |

(2) Acknowledged the report on the results of operations for the year 2006.

(3) Acknowledged the report of the Audit Committee for the year 2006.

(4) Approved the balance sheet and the profit and loss statement for the year 2006 with the following votes:

| | | | |
|---|---|---|---|
| - Approve | 907,434,522 | votes or | 100.00 % |
| - Disapprove | 0 | votes or | 0.00 % |
| - Abstain | 12,422,819 | votes | |
| - Invalid ballots | 0 | votes | |

(5) Approved the appropriation of profit and the payment of dividend for the year 2006 as follows:

1. the appropriation of profit as a legal reserve be made in the total amount of Baht 1,000,000,000.00.
2. the appropriation of profit as other reserves be made in the total amount of Baht 10,000,000,000.00.
3. the payment of dividend be made for the year 2006 at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249,317,958.50, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount be paid on May 11, 2007 at the rate of Baht 1.75 per share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2007 at 12.00 hrs. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated from the portions of the profit which are subject to income tax at the highest rate gradually down to the lowest. Such resolution was adopted with the following votes:

| | | | |
|---|---|---|---|
| - Approve | 782,298,989 | votes or | 87.14 % |
| - Disapprove | 115,478,588 | votes or | 12.86 % |
| - Abstain | 22,079,764 | votes | |
| - Invalid ballots | 0 | votes | |

(6) Re-elected Mr. Chatri Sophonpanich, Mr. Piti Sithi-Amnuai, Mr. Amorn Chandarasomboon, Mr. Thamnoon Laukaikul, Mr. Prasong Uthaisangchai and Mr. Singh Tangtatswas as the Bank's directors with the following votes:

Mr. Chatri Sophonpanich

| | | | |
|---|---|---|---|
| - Approve | 911,228,316 | votes or | 99.07 % |
| - Disapprove | 8,593,625 | votes or | 0.93 % |
| - Abstain | 35,400 | votes | |
| - Invalid ballots | 0 | votes | |

Mr. Piti Sithi-Amnuai

| | | | |
|---|---|---|---|
| - Approve | 904,055,616 | votes or | 98.29 % |
| - Disapprove | 15,735,825 | votes or | 1.71 % |
| - Abstain | 65,900 | votes | |
| - Invalid ballots | 0 | votes | |

Mr. Amorn Chandarasomboon

| | | | |
|---|---|---|---|
| - Approve | 904,057,616 | votes or | 98.29 % |
| - Disapprove | 15,733,825 | votes or | 1.71 % |
| - Abstain | 65,900 | votes | |
| - Invalid ballots | 0 | votes | |

Mr. Thamnoon Laukaikul

| | | | |
|---|---|---|---|
| - Approve | 904,055,616 | votes or | 98.29 % |
| - Disapprove | 15,733,825 | votes or | 1.71 % |
| - Abstain | 67,900 | votes | |
| - Invalid ballots | 0 | votes | |

Mr. Prasong Uthaisangchai

| | | | |
|---|---|---|---|
| - Approve | 904,806,716 | votes or | 98.37 % |
| - Disapprove | 14,982,725 | votes or | 1.63 % |
| - Abstain | 67,900 | votes | |
| - Invalid ballots | 0 | votes | |

Mr. Singh Tangtatswas

| | | | |
|---|---|---|---|
| - Approve | 904,806,716 | votes or | 98.37 % |
| - Disapprove | 14,982,725 | votes or | 1.63 % |

| | | | |
|---|---|---|---|
| - Abstain | 67,900 | votes | |
| - Invalid ballots | 0 | votes | |

(7) Elected Mr. Phornthep Phornprapha and Mrs. Gasinee Witoonchart to be the Bank's directors with the following votes:

Mr. Phornthep Phornprapha

| | | | |
|---|---|---|---|
| - Approve | 870,770,857 | votes or | 95.42 % |
| - Disapprove | 41,792,344 | votes or | 4.58 % |
| - Abstain | 7,294,140 | votes | |
| - Invalid ballots | 0 | votes | |

Mrs. Gasinee Witoonchart

| | | | |
|---|---|---|---|
| - Approve | 892,639,357 | votes or | 97.82 % |
| - Disapprove | 19,921,844 | votes or | 2.18 % |
| - Abstain | 7,296,140 | votes | |
| - Invalid ballots | 0 | votes | |

(8) Acknowledged the directors' remuneration.

(9) Appointed Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd., as the Bank's auditors for the year 2007 with the remuneration in the amount of Baht 10,800,000.00 with the following votes:

| | | | |
|---|---|---|---|
| - Approve | 903,746,222 | votes or | 98.25 % |
| - Disapprove | 16,070,600 | votes or | 1.75 % |
| - Abstain | 40,519 | votes | |
| - Invalid ballots | 0 | votes | |

(10) Approved the issuance and offer for sale of bonds by the Bank as follows:

The Bank may issue bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to general public and/or institutional investors or investors with specific characteristics as defined in the relevant Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with

or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years.

The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, depending on the terms and conditions of each issue.

The Board of Directors or the Board of Executive Directors shall be empowered to consider the person(s) to whom the Bonds will be offered for sale and the number of Bonds to be issued each time, and the Board of Directors or the Board of Executive Directors or any person designated by either of them shall be empowered to consider and prescribe terms and conditions and details relating to the Bonds, i.e., denomination, interest rate, redemption period, offering price, program term, revolving limit, etc., including procedures and details relating to the offer and offering method of the Bonds as appropriate, taking into account the prevailing market condition at the time of issue, and to consider, select and appoint financial advisors and/or lead managers and/or underwriters for such Bonds, and to enter into various agreements relating to the issue and offer of such Bonds with relevant parties as necessary according to the laws, rules, regulations and customary practices of relevant authorities and countries for the benefit of the Bank and subject to the condition that the Bank must obtain prior approval from relevant authorities for the issuance of the Bonds.

Such resolution was adopted with the following votes:

| | | | |
|---|---|---|---|
| - Approve | 917,802,522 | votes or | 99.78 % |
| - Disapprove | 1,430,900 | votes or | 0.16 % |
| - Abstain | 623,919 | votes or | 0.07 % |
| - Invalid ballots | 0 | votes or | 0 % |

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

(Mr. Chartsiri Sophonpanich)
President

END